SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD
      INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL
FUND, LTD.; MORAGA FUND 1, L.P.; MACKENZIE PATTERSON, INC. AND MORAGA GOLD, LLC

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
     Christine Simpson                       Paul J. Derenthal, Esq.
     MacKenzie Patterson, Inc.               Derenthal & Dannhauser
     1640 School Street                      One Post Street, Suite 575
     Moraga, California  94556               San Francisco, California  94104
     (925) 631-9100                          (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                              Amount of
         Valuation*                               Filing Fee

         $2,280,000                                 $456

* For purposes of calculating the filing fee only. Assumes the purchase of 60 Units at a purchase price equal to $38,000 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check  the  box   if  the  filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC (collectively the "Purchasers") to purchase up to 60 limited partnership interests (the "Units") in RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $18,000 per Unit, less the amount of any distributions declared or made with respect to the Units between June 12, 2000 (the "Offer Date") and July 14, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Mackenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The Issuer had 566 Units issued and outstanding held by approximately 445 Unitholders as of December 31, 1999, according to its annual report on Form 10-KSB for the year then ended.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated June 12, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unitholders dated June 12, 2000

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 2000

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President


MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President

MORAGA FUND 1, L.P.

By Moraga Partners, Inc., General Partner

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President


MORAGA GOLD, LLC

By Moraga Partners, Inc., Manager

         By:      /s/ Christine Simpson
                  Christine Simpson, Vice President


MACKENZIE PATTERSON, INC.

By:      /s/ C. E. Patterson
         -------------------
         C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Offer to Purchase dated June 12, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated June 12, 2000

(a)(4)   Advertisement